Filed Pursuant to Rule 424(b)(3)

Registration No. 333-279958

PROSPECTUS SUPPLEMENT NO. 41

(to Prospectus dated October 4, 2024)

MSP RECOVERY, INC.

56,896 Shares of Class A Common Stock

This prospectus supplement no. 41 amends and supplements the prospectus dated October 4, 2024 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-279958). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on January 9, 2026 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus relates to the offer and sale from time to time by the selling securityholders named in this prospectus (the “Selling Securityholders”), or their permitted transferees, of up to 56,896 shares of our Class A Common Stock, par value $0.0001 per share, including: (i) up to 28,572 shares of our Class A Common Stock issuable upon exercise of warrants (the “VRM Warrants”) issued to Virage Recovery Master, LP (“VRM”) pursuant to the MTA Amendment No. 2 and Amendment to the Amended and Restated Security Agreement (the “Second Virage MTA Amendment”) dated November 13, 2023; (ii) 2,858 shares of our Class A Common Stock issued to Virage Recovery Participation LP (“VRP”) and up to 14,286 shares of our Class A Common Stock issuable upon exercise of a warrant issued to VRP (the “VRP Warrant”), in partial satisfaction of amounts owed by the Company pursuant to that certain Services Agreement dated May 20, 2022 between Virage Capital Management LP (“Virage”) and the Company; and (iii) 11,180 shares of our Class A Common Stock issued to Palantir Technologies, Inc. (“Palantir”) as consideration for certain products and services rendered by Palantir. As the exercise price of the VRM Warrants and the VRP Warrant is only $0.0175 per share, should the VRM Warrants or the VRP Warrant be exercised, we would only receive nominal proceeds therefrom.

Our Common Stock, Public Warrants and New Warrants are listed on OTC Markets under the symbols “MSPR,” “MSPRZ,” and “MSPRW.” On January 8, 2026, the closing price of Common Stock was $0.051 per share, the closing price of our Public Warrants was $0.0041 per warrant and the closing price of our New Warrants was $0.0004 per warrant.

Effective at 11:59 PM EDT on September 1, 2025, the Company amended its Second Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware to effect a 1-for-7 reverse stock split of the Company’s common stock (the “Reverse Split”). Unless otherwise noted, the share and per share information in this Prospectus Supplement No. 41 have been adjusted to give effect to the Reverse Split.

Investing in our securities involves risks. Before you invest in our securities, please carefully read the information provided in the “Risk Factors” section beginning on page 9 of the Prospectus and any in any applicable prospectus supplement, and Item IA of our Annual Report on Form 10-K for the fiscal year ending December 31, 2024, filed with the SEC on April 16, 2025.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 9, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 6, 2026

MSP Recovery, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-39445 (Commission File Number)	84-4117825 (I.R.S. Employer Identification No.)

3150 SW 38th Avenue Suite 1100 Miami, Florida		33146
(Address of principal executive offices)		(Zip Code)

(305) 614-2222

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value per share	MSPR	OTC Market Group, Inc.

Redeemable warrants, each lot of 4,375 warrants exercisable for one share of Class A common stock at an exercise price of $50,312.50 per share	MSPRW	OTC Market Group, Inc.

Redeemable warrants, each lot of 4,375 warrants exercisable for one share of Class A common stock at an exercise price of $0.4375 per share	MSPRZ	OTC Market Group, Inc.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

As previously disclosed, on November 14, 2023, MSP Recovery, Inc. (the “Company”) entered into the Standby Equity Purchase Agreement (as amended, the “SEPA”) with YA II PN, LTD, a Cayman Islands exempt limited partnership (“Yorkville”), pursuant to which the Company has the right to sell to Yorkville up to $250 million of its shares of common stock, subject to certain limitations and conditions set forth in the SEPA, from time to time during the term of the SEPA.

In connection with the SEPA, and subject to the conditions set forth therein, Yorkville has agreed to advance capital to the Company in the form of convertible promissory notes (the “Convertible Notes”). As of the date hereof, the aggregate outstanding obligation of the Company to Yorkville under the Convertible Notes is approximately $3.6 million.

On December 22, 2025, the Company’s Class A common stock ceased trading on the Nasdaq Capital Market and began trading on the OTC Venture market (“OTCQB”). Pursuant to Section 2(a)(iv) of the Notes, an Event of Default is deemed to occur if the Company’s common stock ceases to be quoted or listed for trading on any “Primary Market” for a period of ten (10) consecutive trading days (the “Primary Market Period”).

The ten (10) consecutive trading-day Primary Market Period following the Nasdaq delisting concluded on January 6, 2026.

On January 8, 2026, Yorkville delivered a letter to the Company memorializing Yorkville’s agreement to extend the Primary Market Period from 10 consecutive trading days to 90 calendar days, or through March 22, 2026, provided that the Company’s Class A common stock remains quoted for trading on the OTCQB during such period. This extension has the effect of deferring Yorkville’s enforcement of remedies arising solely from the Nasdaq delisting, subject to the satisfaction of the foregoing condition.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement.

As previously disclosed, the Convertible Notes constitute direct financial obligations of the Company. The Notes provide for interest accrual and repayment of principal and contain provisions governing acceleration and mandatory monthly payments following certain events of default.

If an Event of Default under the Notes were to be enforced, the Company could be required to make accelerated monthly payments of principal and accrued interest, which are currently expected to be approximately $1.5 million per month until the Notes are paid in full.

Item 2.04. Triggering Events That Accelerate or Increase a Direct Financial Obligation.

As described above, the expiration of the Primary Market Period on January 6, 2026 constituted a technical Event of Default under the Notes solely as a result of the Company’s Class A common stock no longer being quoted on a Primary Market, as defined in the Notes.

Upon the occurrence of an Event of Default, the holder of the Notes has the contractual right to accelerate all outstanding principal and accrued interest and to require the Company to make monthly payments of principal and interest until the obligations under the Notes are satisfied.

As of the date hereof, Yorkville has not delivered any notice of acceleration, and no amounts under the Notes have been declared immediately due and payable. As described under Item 1.01 above, Yorkville has agreed to extend the applicable Primary Market Period, which defers enforcement of remedies arising from this Event of Default, subject to the Company’s continued quotation on the OTCQB.

The Company does not believe that this technical Event of Default, or the extension granted by Yorkville, has resulted in any immediate cross-default or acceleration under any of the Company’s other material indebtedness; however, there can be no assurance that additional Events of Default will not occur or that similar accommodations will be available in the future.

Cautionary Note Regarding Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended, and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “agree,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements involve risks, uncertainties, and other factors that may cause actual results, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this Current Report, the Company cautions that these statements are based on a combination of facts and factors currently known by it and its projections of the future, about which it cannot be certain. Forward-looking statements are neither historical facts nor assurances of future results, performance, events or circumstances. Instead, these forward-looking statements are based on management’s current beliefs, expectations, and assumptions, and are subject to risks and uncertainties. These risks and uncertainties include the Company’s ability to maintain quotation of its Class A common stock on the OTCQB, the anticipated effect and duration of the extension of the Primary Market Period granted by Yorkville, and the potential occurrence or non-occurrence of additional Events of Default under the Company’s financing arrangements, in addition to those risks more fully described in the Company’s latest Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”) on April 16, 2015, and subsequent Quarterly Reports on Form 10-Q, and other factors detailed from time to time in the Company’s filings with the SEC. The Company undertakes no obligation to revise or update publicly any forward-looking statements.

Item 9.01. Financial Statements and Exhibits.

(d)
Exhibits

Exhibit Number	Description
10.1	Yorkville SEPA (incorporated by reference to Exhibit 10.10 to the Form 10-Q filed on November 14, 2023)
10.2	Form of Convertible Promissory Notes
10.3	Letter Agreement dated January 8, 2026
104	Cover Page Interactive File (the cover page tags are embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MSP RECOVERY, INC.
Dated: January 9, 2026

	By:	/s/ John H. Ruiz
	Name:	John H. Ruiz
	Title:	Chief Executive Officer